Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Corporate Presentation Q1 2011

Brisbane, Australia, 21st February 2011.  Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) today releases its latest corporate presentation for Q1 2011, incorporating half-year results and additional scientific data.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:
Sue MacLeman	Stephanie Paul
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+ 61 7 3230 5000
+61 437 211 200	+ 61 418 753 062

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Corporate Presentation ASX:PGL OTC:PGLA www.progen-pharma.com Sue MacLeman Chief Executive Officer suem@progen-pharma.com Q1 2011 Improving cancer patients’ lives Creating long term stakeholder value by delivering novel cancer therapeutics

Forward Looking Statements This presentation contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of muparfostat (PI-88), PG545, PG11047, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages. 2

Company Overview

Company Synopsis

- Progen Pharmaceuticals Ltd is a publicly listed clinical stage oncology drug development company (ASX:PGL, OTC: PGLA).
- Our core focus is the development of anti-angiogenesis and anti-metastatic products. This dual mechanism therapeutic approach focuses on controlling both tumour growth and spread.

Recent Company Highlights

- New team, in-depth strategic review of operations, plan in place to rebuild the company.
- Company turned its core focus to dual mechanism oncology drugs.
- Commenced an attractive divestment program containing oncology epigenetic and anti-proliferation compounds – Epi Pharmaceuticals, Inc.
- Muparfostat (PI-88) licensed to Medigen Biotechnology Corporation (Taipei, Taiwan).
- PG545 entered clinic ahead of schedule - Phase I clinical trial in advanced solid tumours.

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 PROGEN PHARMACEUTICALS 3

Half Year Results to 31st Dec 2010 Cash: 31st Dec $12.73 million Significant cost savings realised during the half-year ended 31 December 2010, with the net loss decreasing 61.2% to $3.18 million. Progen’s contract manufacturing subsidiary, PharmaSynth, recorded a 61.0% increase in revenue to $1.20 million and a profit of $266,000 for the half-year, compared to a loss of $188,000 for the half-year ended 31 December 2009. Sue MacLeman suem@progen-pharma.com +61 437 211 200 4

Pipeline

Progen has a strong pipeline of innovative anti-angiogenesis and anti-metastatic compounds, each at different stages of development, providing a strong platform for future growth. The status of compounds in our pipeline is illustrated below.


COMPOUND
EARLY DISCOVERY
LATE DISCOVERY
EARLY PRECLINICAL
LATE PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
NDA
Muparfostat Post-resection HCC
(Partnered)
Muparfostat Metastic Melanoma
(Partnered)
PG545
Heparanase Program
PG11047 Monotherapy
PG11047 Combo
PG11100 Series
LSD1 Series
Epigenetics Discovery

N.B. Progen is currently looking for divestment opportunities for PG11047, PG11100, LSD1 and Epigenetics Discovery assets

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 PROGEN PHARMACEUTICALS 5

Heparanase as a Target Heparanase is the only enzyme capable of cleaving heparan sulfate – a critical component of the extracellular matrix. Degradation of heparan sulfate by heparanase is an important step in angiogenesis, metastasis and inflammation. Heparanase inhibition is an important component of the activity observed for both PI-88 and PG545. 6 Sue MacLeman suem@progen-pharma.com +61 437 211 200

Muparfostat (PI-88) Phase III (Partnered)

- Lead compound from our proprietary heparan sulfate platform moving to Phase III in post resection liver cancer.
- First in class heparanase inhibitor with cytostatic action: Anti-angiogenic and anti-metastatic agent.
- Protected by patents in all key markets.
- Conducted under a company-sponsored IND with the US FDA.
- API manufactured at PharmaSynth, our Brisbane manufacturing facility with very competitive API cost of goods.
- License and Collaboration Agreement signed with Medigen - June 2010.


nature medicine
JULY 1999
Pro-metastatic heparanase
Tissue engineering using gene activated matrixes
Brain structural changes in headache
Self-replicating RNA cancer vaccines
Protective effects of C5a blockade in sepsis
Interleukin-4 targets toxins to Kaposi's tumors

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 PROGEN PHARMACEUTICALS 7

PG545 – Phase 1

- PG545 is a proprietary compound developed from an in-house rational drug discovery program which is protected by patent applications in all key markets.
- PG545 is a single molecular entity, unlike similar classes of agents such as PI-88 (Progen) and M-402 (Momenta), with fully synthetic manufacture and low cost of goods.
- Initially indicated for advanced cancer patients with solid tumours.
- Has a favourable target product profile.
- Convenient once-weekly parenteral dosing schedule and will be able to be administered in an out-patient setting.
- PI-88 is the first in class heparanase inhibitor, PG545 is potentially the best-in-class with superior drug like properties.


PG-545
Heparan Sulfate Mimicry
Heparanase Inhibition
Blocks breakdown of extracellular matrix
Angiogenic Growth Factor Inhibition
(incl. VEGFs, FGFs)
via interaction with the heparan sulfate-binding domain
Angiogenesis, Metastasis & Inflammation
Angiogenesis

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 PROGEN PHARMACEUTICALS 8

Inhibitory Effects of PG545 on Heparanase Activity, Growth Factor, Angiogenesis & Solid Tumour Models In Vitro & Angiogenesis Data In Vivo Tumour & PK Data 9 wwvtf.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 Heparanase Activity (ft) Result j+SD) Heparanase 6.1+2.0 nM BIAcore Binding Activity (/ft) FGF1 B±4nM FGF2 390 + 80 nM FGF7 25 + 24 nM VEGF 29 4 2 nM Anti-angiogenic Activity (ICso) FGFI-inducedHUVECPmlrf 1.2 + 0.2 uM FGF2-inducedHUVECPmlrf 0.7 + 0.3 o.M VEGF-induced HUVEC Prolif 0.5 +0.3 nM FGF2-indureddHMVECProlrf 0.7 + 0.1 o.M VEGF-induced dHMVEC Prolif 0.8 + 0.1 uM HJVEC Tube Formation 1.1+0.4 uM dHMVEC Tube Formation 2.0 +0.5 nM Angiogenesis - Rat Aortic Assay 1.1+0.2 nM Angiogenesis - AngioSponge {%-i) 78% Angiogenesis- In LLC Tumour (SW) 31%  Result (+SD) In vivo Anti-Tumour Activity (%TGI)*  MDA -MB231 (breast) 77% 4T1 (breast) 67% LLC (lung) 72% PC3 (prostate) 83% HepG2 (liver) 55% Hep 3FJ (liver) 55% Cal27{head and neck) 57% A2780 (ovarian) 48% HT-29 (colon, intrapslenic) 72% HT-29 (colon, subcutaneous) 65% Pharmacokinetic Data using (J)H-PG545  Cmax in Blood 29 ug/mL Cms* in Tumour 36 ug/g Cms* in Tissue 39-106 ug/mL * Results expressed as % tumour growth inhibition j%TGI) following 1x or 2x weekly PG545 treatment between 20-40 mfl/kg

PG545 inhibition of solid tumour growth compared to, or combined with, standard-of-care cancer therapeutics PG545 compared to and in combination with Paclitaxel in ovarian cancer PG545 compared to and in combination with Sorafenib in liver cancer 10 Presented at Lorne Cancer Conference, 10th Feb, 2011 Dredge et al 2011, Br J Cancer Sue MacLeman suem@progen-pharma.com +61 437 211 200

PG545 possesses potent anti-metastatic activity in various models

PG545 inhibits metastasis to lung after subcutaneous inoculation of Lewis Lung Carcinoma cells



Control
PG545 20 mg/kg 1x only
PG545 40 mg/kg 1x only
PG545 20 mg/kg 1x wk
PG545 40 mg/kg 1x wk
No. of Lung Metastasis
TGI = 67%
TGI = 100%
TGI = 96%
TGI = 67%
*
*

PG545 inhibits metastasis to liver and colon following intrapslenic inoculation of HT-20 colon cells



No. of Liver Metastasis
Control
PG545 20 mg/kg (qw)
**



No. of Colon Metastsis
Control
PG545 20 mg/kg (qw)
*

PG545 inhibits metastasis to lung following intravenous inoculation of B16 melanoma cells



No. of Lung Metastasis
Vehicle Control
PG545 20 mg/kg Pre-inoculation
PG545 20 mg/kg Post-inoculation
**
**

Dredge *et al* 2011, *Br J Cancer*

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 PROGEN PHARMACEUTICALS 11

PG545 demonstrates stronger anti-metastatic activity compared with cisplatin and sorafenib

PG545 compared to sorafenib in breast cancer(4T1)



Vehicle Control
PG545 15mg/kg 2xwk
PG545 20mg/kg 2xwk
PG545 25mg/kg 2xwk
Sorafenib 60mg/kg qd
No. of Lung Metastasis
TGI = 30%
TGI = 66%
TGI = 95%

PG545 compared to sorafenib in Lewis Lung Carcinoma



Control
PG 545 20 mg/kg 1x only
PG 545 40 mg/kg 1x only
PG 545 20 mg/kg 1x wk
PG 545 40 mg/kg 1x wk
Sorafenib 60 mg/kg qd
No. of Lung Metastasis
TGI = 67%
TGI = 100%
TGI = 96%
TGI = 67%

PG545 enhances survival compared to sorafenib or cisplatin in breast cancer mastectomy model (4T1)



Percent survival
Vehicle Control
PG545
Cisplatin
PG545/Cisplatin
Sorafenib
PG545/Sorafenib
Study Day

Presented at Lorne Cancer Conference, 10th Feb, 2011

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 PROGEN PHARMACEUTICALS 12

PG545 shows good tumour distribution & pharmacokinetic profile for 1-2 weekly dosing in mice [3H]-PG545 in Liver Tumour Model PG545 in Lung Tumour Model Fig2: PG545 plasma concentrations Liver = 150 mg-eq/g Kidney = 80 mg-eq/g Tumour = 45 mg-eq/g Blood = 25 mg-eq/mL Tumour/Plasma Ratio at 4 h = 2 Tumour/Plasma Ratio at 24 h = 4 Fig1: [3H]-PG545, administered SC every Q4Dx3 generated the following PK profile in different tissue compartments – (using LC-MS) after 20, 40 or 60mg/kg PG545 after 1 or 2 weekly doses in the LLC model. 13 Sue MacLeman suem@progen-pharma.com +61 437 211 200

PG545 safety studies support use as a single agent or in combination • No or minimal impact on cytochrome P450 isoenzymes important in cancer medicine (e.g. 3A4 which metabolises sorafenib and paclitaxel). • Tumour models have shown PG545 is tolerated with various anti-cancer agents including, but not limited to, paclitaxel and sorafenib. • Repeat dose toxicology studies completed to support dosing in Phase I/II clinical trials for advanced cancer. 14 Sue MacLeman suem@progen-pharma.com +61 437 211 200

PG545 Profile Summary

Limitations of Current Agents	PG545 Profile
Resistance to anti-VEGF therapies • tumours respond to alternate growth factors	Multi-pathway blockade • e.g. Strong FGF-2 inhibitor
Emerging toxicities • Hypertension, hand-foot syndrome etc	Different toxicity profile • e.g. based on preclinical data and different chemical space
Limited clinical efficacy • Linked to metastasis?	Potential for improved clinical outcomes • based on anti-metastatic properties
Drug-drug interactions (DDI) more likely if P450 3A4 substrate/inhibitor	Limited DDI due to no or minimal effects on P450 3A4
Molecularly-targeted agents may have narrow scope of clinical utility	Not limited to specific cancer types / genotypes
Biological compounds typically have a high CoGS	Low CoGS vs. Biologicals compounds

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 PROGEN PHARMACEUTICALS 15

PG545: Commercialization Strategy

- Cancer is a leading cause of death worldwide and every 29 seconds someone will hear "I'm sorry, you have cancer". Progen focuses its activities on novel treatments for cancer, an area of significant and growing unmet need.

PG545 Competitive Advantage

- Extending cancer patients' lives - unlike other anti-angiogenesis and tyrosine kinase inhibitors, PG545 prevents rather than accelerating metastasis.
- Multiple oncology indications possible.
- Progen intends to bring PG545 to market through strategic alliances and partnerships with experienced oncology biotechnology and pharmaceutical companies.

Short Term Development Plan

- Initiation of Phase I clinical trial in advanced cancer patients in Q4 2010.
- Pre IND meeting Q2 2011 followed by IND filing to FDA.
- Initiate Phase II trial in selected cancer indication in 2012.

Accelerated Metastasis after Short-Term Treatment with a Potent Inhibitor of Tumor Angiogenesis

John M.L. Ebos,[1,2] Christina R. Lee,[1] William Cruz-Munoz,[1] Georg A. Bjarnason,[3] James G. Christensen,[4] and Robert S. Kerbel[1,2,*]
[1]Molecular and Cellular Biology Research, Sunnybrook Health Sciences Centre, Toronto, ON M4N 3M5, Canada
[2]Department of Medical Biophysics, University of Toronto, Toronto, ON M5G 2M9, Canada
[3]Sunnybrook Odette Cancer Centre, Toronto, ON M5G 2M9, Canada
[4]Pfizer Global Research and Development, La Jolla Labs, La Jolla, CA 92121, USA

Silencing or Fueling Metastasis with VEGF Inhibitors: Antiangiogenesis Revisited

Sonja Loges,[1,2] Massimiliano Mazzone,[1,2] Philipp Hohensinner,[1,2] and Peter Carmeliet[1,2]
[1]Vesalius Research Center, VIB, B-3000 Leuven, Belgium
[2]Vesalius Research Center, KU Leuven, B-3000 Leuven, Belgium

Antiangiogenic Therapy Elicits Malignant Progression of Tumors to Increased Local Invasion and Distant Metastasis

Marta Pàez-Ribes,[1,4] Elizabeth Allen,[2,3] James Hudock,[3] Takaaki Takeda,[4] Hiroaki Okuyama,[4] Francesc Viñals,[1,5] Masahiro Inoue,[4] Gabriele Bergers,[3] Douglas Hanahan,[2,*] and Oriol Casanovas[1,*]
[1]Translational Research Laboratory, Catalan Institute of Oncology, IDIBELL, 08907 L'Hospitalet de Llobregat, Spain
[2]Department of Biochemistry & Biophysics, Diabetes Center, and Helen Diller Family Comprehensive Cancer Center
[3]Department of Neurosurgery and Helen Diller Family Comprehensive Cancer Center
University of California, San Francisco, San Francisco, CA 94143, USA
[4]Department of Biochemistry, Osaka Medical Center for Cancer and Cardiovascular Diseases, Osaka 537-8511, Japan
[5]Departament de Ciències Fisiològiques II, Universitat de Barcelona, IDIBELL, 08907 L'Hospitalet de Llobregat, Spain

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 PROGEN PHARMACEUTICALS 16

Divestment of "CellGate" assets acquired in 2008 – EpiPharma Inc

Epigenetics is currently a hot area for drug discovery with significant interest from the investment community. We have two programs that fit as a divestment package that should allow the company to extract value for shareholders without diverting away from core oncology assets.

- **Epigenetics Program** – 'Controlling expression of function of genes involved in cancer initiation and progression'
  - Preclinical development compounds
  - Extensive discovery platform
  - PG11144 lead LSD1 inhibitor compound
- **Anti-proliferation program -** 'Controlling cell growth through polyamines'
  - PG11047 in Phase 1 clinical studies.
  - New IP surrounding the use of PG11047 with epigenetic modulators now available adding further value.
- **Divestment plan**
  - US office closed in October 2010 resulting in substantial cost savings.
  - "NewCo" (Epi Pharmaceuticals, Inc) to be formed under which equity or royalties and milestone payments are issued to various parties that are entitled to consideration pertaining to the development of the "CellGate assets".
  - Progen to retain significant interest.
  - Plan to divest assets as investable package.
  - Information memorandum prepared and Epi Pharmaceuticals, Inc agreements being finalized.
  - Plan to hold discussions with interested parties in Q1/Q2 2011 with any transaction expected to take at least 6 months.

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 PROGEN PHARMACEUTICALS 17

Capital Structure and Financials

As at 31st Dec 2010

Market Cap: AUD$7.91 million @AUD$0.32

Cash: AUD$12.73 million

Total Shares: 24,709,097

(~10% OTC PGLA; ~90% ASX PGL)

Unlisted options on issue: 1,717,000

Net Tangible Assets per Share: AUD$0.48

Top 20 Shareholders: 55% of issued shares

Substantial Shareholders: 22% of issued shares

- Medigen Biotechnology Corporation (8.46%)
- Su-Hua Chuang et al (8.59%)
- CCH Investments et al (5.03%)

Experienced Board	
Mr Stuart James	Non-Executive Chairman
Dr Julie Cherrington	Non-Executive Director
Dr John Chiplin	Non-Executive Director
Mr Thomas Burt	Non-Executive Director
Mr Heng Tang	Non-Executive Director
Dr Paul Lin	Non-Executive Director

www.progen-pharma.com Sue MacLeman suem@progen-pharma.com +61 437 211 200 PROGEN PHARMACEUTICALS 18